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                            LIDO ASSOCIATES, L.L.C.
                             4343 VON KARMAN AVENUE
                            NEWPORT BEACH, CA 92660
                               DECEMBER 10, 1996

To Holders of Units of Limited Partnership Interests of T. Rowe Price Realty Income Fund II,
  America's Sales-Commission-Free
  Real Estate Limited Partnership

Dear Unitholder:

    We are pleased to enclose with this letter the offer (the "Offer") by Lido Associates, L.L.C. (the "Purchaser") to pay $324 for each unit of limited partnership interest ("Unit") of T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), less the amount per Unit of distributions declared or paid with respect to each Unit between November 25, 1996 and the close of business, Eastern Standard Time on January 17, 1997. The Offer is for up to 38,000 Units, representing approximately 45% of the Units outstanding on the date of the Offer. If more than 38,000 Units are tendered, Units will be accepted on a pro rata basis.

  THE PURCHASER IS NOT AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP.

    The Offer will provide you with an opportunity to sell your Units for $324 per Unit, net to you in cash, without brokerage commissions or other transaction costs generally associated with market sales.

    We encourage you to consider the following points:

       - The Offer provides Unitholders with an opportunity to dispose of their Units for $324 per Unit, net to seller in cash, which is equal to approximately 75% of the net asset value ("NAV") reported in the Partnership's November 12, 1996 Form 8-K ("Form 8-K"), after adjustment for a previously announced value writedown of one of the Partnership's properties of approximately $16 per Unit.

       - The General Partner annually calculates NAV for the Units by (a) valuing the Partnership's properties, (b) having these values reviewed by an independent professional appraiser, (c) factoring in the Partnership's other assets and liabilities, and (d) dividing the resultant gross valuation by the number of outstanding Units. This NAV calculation is periodically updated during the course of the year. Unitholders who contact the General Partner are advised of the most recently updated NAV calculation. The NAV reported in the Partnership's Form 8-K was $448 per original $1,000 Unit. This updated NAV does not include the following adjustment ("Adjusted NAV"):

        -- As reported in the Partnership's Form 10-Q for the quarter ended
           September 30, 1996, the Partnership recognized a $1.38 million decline in the value of its AMCC property. This valuation writedown equals approximately $16 per Unit.

       - AS STATED ABOVE, THE $324 PER UNIT OFFER IS APPROXIMATELY EQUAL TO 75% OF THE ADJUSTED NAV OF APPROXIMATELY $432 PER UNIT.

       - The Offer is 85% higher than the $175.59 per Unit offer recently made by Fir Investors, LLC, which offer was adjusted, in accordance with its terms, from the original $210 offer, to reflect a reduction for the recently announced $34.41 per Unit distribution.
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Holders of Units of Limited Partnership Interests                         Page 2
  of T. Rowe Price Realty Income Fund II,
  America's Sales-Commission-Free
  Real Estate Limited Partnership

    Limited Partners might consider accepting a 25% discount from the Adjusted NAV for one or more of the following reasons:

    A.  ILLIQUIDITY.

       The Offer provides Unitholders with an opportunity to immediately liquidate their investment in the Partnership for $324 per Unit net to the seller in cash. The General Partner stated in the Partnership's Form 10-K for the year ended December 31, 1995 (the "Form 10-K") that "Units cannot currently be sold at a price equal to the estimated (net asset) value."

       As reported in the PARTNERSHIP SPECTRUM, the range of prices paid for Units in the so-called "secondary market" during the twelve-month period ending September 30, 1996, was $271 per Unit to $661 per Unit. An affiliate of the Purchaser acquired the Units at the $661 price, which was substantially in excess of the then-reported NAV of $461 per Unit. The affiliate of the Purchaser acquired a total of five (5) Units and was willing to pay a substantial premium for these Units in order to facilitate the ability of the Purchaser to commence this Offer. According to the PARTNERSHIP SPECTRUM, 264 Units (or 0.3% of the outstanding Units) have traded in the secondary market during the twelve-month period ended September 30, 1996. The secondary market is made up of third party resale services specializing in limited partnership units.

    B.  UNCERTAINTY.

       Unitholders who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale or refinancing of one or more of the Partnership's properties or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership remains speculative. While the General Partner has stated its intention to sell the Partnership's properties by the end of 1998, there is no guarantee such sales will occur or that such sales will allow Unitholders to realize the per Unit NAV. As the General Partner noted in the Form 10-K, the NAV "is not necessarily representative of the value of the Units when the Partnership ultimately liquidates its holdings." Also, property selling costs and expenses (E.G. real estate brokers commissions, attorneys' fees, escrow fees, title company costs, rent guarantees, repair of deferred maintenance items, etc.), which could be incurred by the Partnership in disposing of its properties, generally can range from 3% to 10% of a given property's gross sale price and may reduce the amount of cash available for distribution to the Unitholders per Unit to an amount that is less than NAV.

    C.  ALTERNATIVE INVESTMENTS.

       The Offer will permit Unitholders to liquidate their investment in the Partnership, which could then allow such holders to invest in less speculative and more liquid alternative investments which may yield greater annual cashflows. According to information provided by the Partnership, the Partnership distributed $6.50 per Unit in operational cashflow for each of the first three quarters of 1996. Based on the then applicable NAV of $461 per Unit, annualized cashflow per Unit for the first three quarters of 1996 is approximately 5.6% of NAV.
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Holders of Units of Limited Partnership Interests                         Page 3
  of T. Rowe Price Realty Income Fund II,
  America's Sales-Commission-Free
  Real Estate Limited Partnership

       In addition, the Partnership expends hundreds of thousands of dollars each year in Partnership management expenses (approximately $357,000 through September 30, 1996). A portion of those expenses are fixed, and, accordingly, will be incurred by the Partnership regardless of how many properties it owns. Therefore, as Partnership properties are sold, the Partnership cashflow available for distribution to Unitholders will likely be reduced as a percentage of NAV.

    D.  TAX RETURNS.

       The Offer will expire on January 17, 1997, unless extended. By accepting the Offer, Unitholders may avoid the expenses, delays and complications of tax filings in connection with ownership of Units in the Partnership.

    The Purchaser is making the Offer with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $324 Offer price and no representation is made as to such fairness. Other measures of value may be relevant to a Unitholder and all Unitholders are urged to carefully consider all of the information contained in the Offer to Purchase and Letter of Transmittal and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units.

    If you wish to sell some or all of your Units now, please read carefully the enclosed Offer to Purchase and the Letter of Transmittal. All you need to do is complete the Letter of Transmittal in accordance with the instructions provided therein, sign where indicated, and return it to The Herman Group, Inc. the Information Agent and Depository, in the pre-addressed return envelope or by facsimile to (214) 999-9322 or (214) 999-9348.

    Except as indicated above, no other action on your part is required. This Offer will expire at 12:00 midnight, Eastern Standard Time, on January 17, 1997, unless extended.

    If you have any questions or need assistance in completing the Letter of Transmittal, please call The Herman Group, Inc. at (800) 992-6213.

                                          Very truly yours,
                                          Lido Associates, L.L.C.